Exhibit 99.4

Global Mofy Launches Gauss AI Lab: A Comprehensive AI Ecosystem Following Participation at NVIDIA GTC 2025

BEIJING, March 24, 2025 (GLOBE NEWSWIRE) -- Global Mofy AI Limited (Nasdaq: GMM) (“Global Mofy” or the “Company”), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced the launch of Gauss AI Lab, a fully integrated AI ecosystem that unifies the Company’s existing technologies, products, and research and development (“R&D”) efforts into a comprehensive AI-powered content solution.

Gauss AI Lab will be developed under Gauss Intelligence (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company focusing on driving cutting-edge AI research and application development, which previously partnered with NVIDIA Omniverse to launch the Gausspeed generative AI platform. With the establishment of Gauss AI Lab, our R&D team is integrating Gausspeed, specialized AI Agent technology, and generative AI tools into a scalable, all-encompassing AI-powered platform for content creation and automation. This deeply integrated AI solution optimizes workflows, enhances production efficiency, and unlocks new possibilities across digital content production, smart cities, gaming, and XR applications.

Gauss AI Lab: A Fully Integrated AI-Driven Platform

Gauss AI Lab builds upon years of research, strategic collaborations, and real-world deployment. Rather than treating AI tools as standalone solutions, it unifies them into a cohesive, end-to-end AI-powered content framework that bridges multiple industries and creative applications.

Key components of Gauss AI Lab include:

●	Gausspeed Generative AI Platform – Announced in April 2024, Gausspeed was developed in collaboration with Heartdub, a U.S.-based leader in physical simulation technology. Leveraging NVIDIA Omniverse and NVIDIA RTX GPUs, Gausspeed powers AI-driven film production, real-time video generation, and virtual content automation.

●	Industry-Focused AI Agents – Intelligent automation tools tailored for smart city visualization, gaming environments, digital twins, and immersive XR experiences.

●	AI-Powered Image & Video Generation – Advanced word-to-photo and word-to-video AI tools for real-time media production and interactive digital content.

●	End-to-End AI Workflow Integration – A fully connected system that integrates generative AI, automation, and interactive content tools, ensuring scalability and operational efficiency.

“Gauss AI Lab is the culmination of years of innovation, research, and industry collaboration. This is not just another AI tool—it is the full realization of our strategic milestone to unify our most advanced technologies into a single, powerful ecosystem. By bringing together Gausspeed, AI Agents, and cutting-edge foundational AI tools, we are eliminating inefficiencies, scaling production capabilities, and redefining the way AI shapes the digital content industry, smart city developments, gaming, and XR,” said Haogang Yang, CEO of Global Mofy. “Our deep engagement with industry partners at NVIDIA GTC 2025 reinforced what we already knew—AI integration at scale is the future. With the foundation already in place, we are accelerating full-scale deployment to transform the digital content landscape.”

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.
Investor Relations Department
ir@mof-vfx.com